VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting on internet will be open until 11:59 p.m. Local Time on January 30, 2023 (10:59 a.m. Eastern Time on January 30, 2023).

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE/ATTEND VIRTUALLY

If you would like to vote or attend virtually, please visit https://us06web.zoom.us/j/4690654560 (Meeting ID: 469 065 4560) at 11:00 a.m., Hong Kong standard time, on Tuesday, January 31, 2023.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Guardforce AI Co., Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSED RESOLUTIONS

1. THAT every forty (40) issued and unissued ordinary shares of the Company of a nominal or par value of US$0.003 each (the “Existing Shares”) be and are hereby consolidated into one (1) share of a nominal or par value of US$0.12 each (each a "Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$900,000 divided into 300,000,000 shares of a nominal or par value of US$0.003 each to US$900,000 divided into 7,500,000 shares of a nominal or par value of US$0.12 each.

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be purchased by the Company in cash for the fair value of such fractional shares, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Repurchase”).

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. THAT immediately following the Share Consolidation, the authorized share capital of the Company be and is hereby increased from US$900,000 divided into 7,500,000 shares of a nominal or par value of US$0.12 each, to US$36,000,000 divided into 300,000,000 shares of a nominal or par value of US$0.12 each (the “Share Capital Increase”).

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Note: To be valid, this proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be delivered to the Company not later than 48 hours before the time of the meeting or any adjournment or postponement thereof.

Note: This proxy shall form part of the notice of Extraordinary General Meeting.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

GUARDFORCE AI CO., LIMITED

Extraordinary General Meeting of Shareholders

January 31, 2023

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

GUARDFORCE AI CO., LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints each of Lei Wang and Kon Ki Lo, with the power of substitution, to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Extraordinary General Meeting of Shareholders of Guardforce AI Co., Limited to be held at 11:00 a.m. Hong Kong standard time on January 31, 2023 (10:00 p.m. Eastern Time on January 30, 2023) or at any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE. In their discretion, the proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

Please check here if you plan to attend the Extraordinary General Meeting of Shareholders at 11:00 a.m. Hong Kong standard time on January 31, 2023 (10:00 p.m. Eastern Time on January 30, 2023) ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)